Exhibit 99.1

AMARIN ANNOUNCES $3.0 MILLION BRIDGE FINANCING

DUBLIN, Ireland, August 3, 2009 – Amarin Corporation plc (NASDAQ: AMRN) today announced that it has executed an agreement for the private placement of convertible bridge loan notes (“Bridge Financing”) in the amount of $3.0 million with select accredited and institutional investors, including funds managed by Midsummer Capital, LLC and certain existing investors in the Company, including a current director of the Company.

This Bridge Financing provides the Company with sufficient funds to operate through September 30, 2009, during which time the Company will continue its ongoing discussions with potential investors in order to secure long term equity financing. The Company recently announced that it has signed a non-binding term sheet for a private placement of American Depositary Shares (each representing one ordinary share) (“ADSs”) for up to $55 million in which the lead investors would purchase an aggregate of up to $30 million, with the balance of approximately $25 million reserved for other investors mutually acceptable to both the Company and the lead investors.

This Bridge Financing consists of convertible notes and warrants. The convertible notes are in the principal amount of $3.0 million, and pay interest at the rate of 8% per annum with a maturity date of September 30, 2009. At the option of the lenders, the principal is convertible into Company ADSs (“Conversion ADSs”) at the closing of the Company’s next equity financing prior to their maturity at a price per share equal to the lower of (i) 90% of the per share price in such financing and (ii) the volume weighted average price of the Company’s ADSs on NASDAQ for the 30 trading day period ending on the closing date of the Bridge Financing. The warrants are of a five year duration and entitle the holders thereof to receive common stock equal to 50% of the Conversion ADSs at an exercise price equal to the per share price paid in the Company’s next equity financing. If the bridge loan notes are converted in connection with the next equity financing, the holder will participate on the same terms and conditions as any other cash investor, including the right to receive, in addition to the ordinary shares of the Company issuable upon conversion of the loan notes, warrants having the same terms as those, if any, issued to the investors in the next equity financing.

In connection with this Bridge Financing, the lenders under a currently outstanding $2.5 million bridge loan agreed to extend the maturity date of their loan notes to September 30, 2009.

No assurance can be given regarding whether, or on what terms, the Company will be able to secure longer term financing in order to permit the continued funding of the Company’s operations beyond September 30, 2009.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. There shall not be any sale of these securities in any jurisdiction in which such offering would be unlawful.

About Amarin
Amarin is a late-stage biopharmaceutical company with a focus on cardiovascular disease. The Company’s lead product candidate is AMR101, a prescription grade Omega-3 fatty acid comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA), which is entering Phase 3 clinical trials for the treatment of hypertriglyceridemia and mixed dyslipidemia under Special Protocol Assessment (SPA) agreements with the U.S. Food and Drug Administration (FDA). Amarin recently established its research and development headquarters in Mystic, Connecticut with an experienced research and development team. Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of Omega-3 fatty acids in treating cardiovascular disease.

The pipeline also includes proprietary next-generation lipid candidates, currently at preclinical stages of development. Amarin has a range of clinical and preclinical stage compounds to treat central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis and Parkinson’s disease, all of which are available for partnering. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of August 3, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's products in development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; growth in costs and expenses; and risks relating to the Company's ability to maintain its Nasdaq listing. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

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